UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31358 / November 25, 2014

_____

In the Matter of	:
	:
TENNENBAUM OPPORTUNITIES FUND V, LLC	:
TENNENBAUM OPPORTUNITIES PARTNERS V, LP	:
TCP CAPITAL CORP.	:
SPECIAL VALUE CONTINUATION PARTNERS, LP	:
TENNENBAUM CAPITAL PARTNERS, LLC	:
	:
HOWARD M. LEVKOWITZ	:
C/O TENNENBAUM CAPITAL PARTNERS, LLC	:
2951 28TH STREET	:
SUITE 1000	:
SANTA MONICA, CA 90405	:
	:
(812-14296)	:

_____:

ORDER UNDER SECTIONS 6(c), 17(b), AND 57(c) OF THE INVESTMENT COMPANY
ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 17(a) AND 57(a) OF THE
ACT

Tennenbaum Opportunities Fund V, LLC ("TOF") and Tennenbaum Opportunities Partners V,
LP ("TOP"), two registered closed-end management investment companies (together, the
"Registered Fund"), TCP Capital Corp. ("TCPC") and Special Value Continuation Partners, LP
("SVCP"), two business development companies (each, a "BDC," and together, the "BDC
Applicant"), and Tennenbaum Capital Partners, LLC (the "Manager") filed an application on
April 2, 2014 and amendments to the application on May 16, 2014, June 9, 2014, July 11, 2014,
August 8, 2014, October 14, 2014, and October 17, 2014, requesting an order under sections
6(c), 17(b), and 57(c) of the Act granting exemptions from sections 17(a) and 57(a) of the
Investment Company Act of 1940 ("Act") to permit certain transactions.

The order would permit the Registered Fund to sell certain of its assets to the BDC Applicant,
with whom it shares a common investment adviser (the Manager), in transactions that would
otherwise be prohibited by sections 17(a)(2) and 57(a)(1) of the Act.

On October 20, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31296). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of either BDC or its shareholders or partners on the part of any person concerned, and that the proposed transactions are consistent with the policy of each BDC and with the general purposes of the Act.

Accordingly, in the matter of Tennenbaum Opportunities Fund V, LLC et al. (File No. 812-14296),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 17(a)(2) and 57(a)(1) are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemptions from section 17(a)(2) of the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 57(c) of the Act, that the requested exemptions from section 57(a)(1) of the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary